Citigroup Global Markets Inc.

390 Greenwich Street

New York, New York 10013

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

March 21, 2017

VIA EMAIL & EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Silver Run Acquisition Corporation II (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-216409)

Dear Mr. Schwall:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Silver Run Acquisition Corporation II hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on March 22, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 20, 2017:

(i) Dates of distribution: March 20, 2017 through the date hereof

(ii) Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii) Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 1,008

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC. GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

Citigroup Global Markets Inc.

By:	/s/ Eric Wooley
Name: Eric Wooley
Title: Director

Credit Suisse Securities (USA) LLC

By:	/s/ Allen Cermak
Name: Allen Cermak
Title: Director

Deutsche Bank Securities Inc.

By:	/s/ Francis Windeis
Name: Francis Windeis
Title: Managing Director

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

Goldman, Sachs & Co.

By:	/s/ Bennett Schachter
Name: Bennett Schachter
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]